Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2018

Quarterly Net Revenues Increased by 27.8% Year-Over-Year

Quarterly Student Enrollments Increased by 23.6% Year-Over-Year

Beijing, January 22, 2019 – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2018, which is the second quarter of New Oriental’s fiscal year 2019.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2018

•	Total net revenues increased by 27.8% year-over-year to US$597.1 million for the second fiscal quarter of 2019.

•	Operating loss increased by 118.5% year-over-year to US$28.6 million for the second fiscal quarter of 2019.

•

Non-GAAP operating loss, which excludes share-based compensation expenses, was US$14.9 million, an increase of 295.7% year-over-year compared to US$3.8 million in the same period of the prior fiscal year.

•	Net loss attributable to New Oriental was US$25.8 million for the second fiscal quarter of 2019, compared to an income of US$4.3 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses and loss from fair value change of long-term investments, was US$23.0 million, an increase of 69.2% year-over-year compared to US$13.6 million in the same period of the prior fiscal year.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2019	2Q FY2018	% of change
Net revenues	597,072	467,183	27.8%
Operating loss	28,553	13,070	118.5%
Non-GAAP operating loss (2)(3)	14,866	3,757	295.7%
Net (loss) / income attributable to New Oriental	(25,826)	4,279	—
Non-GAAP net income attributable to New Oriental (2)(3)	22,996	13,592	69.2%
Net (loss) / income per ADS attributable to New Oriental – basic	(0.16)	0.03	—
Net (loss) / income per ADS attributable to New Oriental - diluted	(0.16)	0.03	—
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.14	0.09	68.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.14	0.09	68.4%

(in thousands US$, except per ADS(1) data)	1H FY2019	1H FY2018	% of change
Net revenues	1,456,918	1,128,348	29.1%
Operating income	132,782	148,007	-10.3%
Non-GAAP operating income(2)(3)	160,389	160,446	0.0%
Net income attributable to New Oriental	97,406	162,672	-40.1%
Non-GAAP net income attributable to New Oriental(2)(3)	207,132	175,111	18.3%
Net income per ADS attributable to New Oriental - basic	0.61	1.03	-40.3%
Net income per ADS attributable to New Oriental - diluted	0.61	1.03	-40.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.31	1.11	17.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.30	1.11	17.7%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net (loss) / income attributable to New Oriental, operating (loss) / income and net (loss) / income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2018

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 23.6% year-over-year to approximately 2,320,800 for the second fiscal quarter of 2019.

•

The total number of schools and learning centers was 1,125 as of November 30, 2018, an increase of 185 compared to 940 as of November 30, 2017, and an increase of 25 compared to 1,100 as of August 31, 2018. The total number of schools was 89 as of November 30, 2018.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are pleased to see our overall business continue its strong momentum in the second quarter of fiscal year 2019 and achieve a top line growth of 27.8%, or 33.6% if computed in Renminbi. This was driven largely by our key business unit, K-12 all-subjects after-school tutoring, which recorded a remarkable year-over-year revenue growth of approximately 38%, or 44% if computed in Renminbi, reflecting a combination of a solid high-quality product portfolio and a sustained market demand. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 39%, or 46% if computed in Renminbi, and the POP Kids program achieved a growth of approximately 35%, or 41% if computed in Renminbi.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “As we execute our well-proven ‘Optimize the Market’ strategy’, we continued to progress our capacity expansion plan in this quarter. We added a net of 24 learning centers in existing cities, and opened a new training school in the city of Jinhua. Altogether, this increased the total square meters of classroom area by approximately 30% year-over-year and 5% quarter-over-quarter by the end of this quarter. At the same time, we continued to refine and leverage our online and offline integrated standardized teaching system for the K-12 business across the nation, and particularly in some of the larger cities for our overseas test preparation business. Starting from the fiscal year 2019, we initiated a pilot program to standardize teaching content and methodology in the U-Can middle and high school tutoring business, which has started to bear fruit as we achieved a remarkable increase of customer retention. As we develop best practices gradually, we will begin to roll out the pilot program in our online and offline K-12 tutoring business to further improve teaching quality. We believe this will in turn boost our competitive advantages as we offer the best learning experience to our students. Moreover, we continued to make strategic investments in our dual-teacher model classes and new initiatives for K-12 tutoring on our pure online education platform, Koolearn.com, which is expected to see increasing demand in cities of lower tiers and in remote areas.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “In this quarter we continued to see a healthy ramping up of the new facilities we built in the previous fiscal year, which is highly encouraging. Our Non-GAAP operating margin and the utilization rate in the offline language training and test preparation business remained flattish year-over-year in the second quarter. Going forward, we will remain focused on improving our operational efficiency and ensuring consistently-high quality of education across all business lines, through a standardized, modular and systematic approach. We believe that, altogether, these will enable us to leverage our existing capability to capture growth opportunities and generate sustainable long-term value for our customers and shareholders.”

Recent Development

In December 2018, New Oriental entered into a 3-year US$200 million term and revolving facilities agreement with a group of arrangers led by Credit Suisse AG, Singapore Branch. The facilities consist of a US$100 million 3-year bullet maturity term loan and a US$100 million 3-year revolving facility. The use of proceeds of the facilities is for the Company’s existing share repurchase program and other general corporate purposes.

Financial Results for the Second Fiscal Quarter Ended November 30, 2018

Net Revenues

For the second fiscal quarter of 2019, New Oriental reported net revenues of US$597.1 million, representing a 27.8% increase year-over-year. Net revenues from educational programs and services for the second fiscal quarter were US$543.6 million, representing a 28.6% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the second fiscal quarter of 2019 increased by 23.6% year-over-year to approximately 2,320,800.

Operating Cost and Expenses

Operating cost and expenses for the quarter were US$627.3 million, representing a 30.6% increase year-over-year. Non-GAAP operating cost and expenses for the quarter, which exclude share-based compensation expenses, were US$613.7 million, representing a 30.3% increase year-over-year.

•

Cost of revenues increased by 32.1% year-over-year to US$300.1 million, primarily due to increases in teachers’ compensation for more teaching hours and rental cost for increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 27.1% year-over-year to US$91.6 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•

General and administrative expenses for the quarter increased by 30.3% year-over-year to US$235.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$222.0 million, representing a 29.4% increase year-over-year. The increase was primarily due to increased headcount as the Company expanded its network of schools and learning centers, as well as increases in R&D expenses and human resources expenses related to the development of the Company’s online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating cost and expenses, increased by 47.0% to US$13.7 million in the second fiscal quarter of 2019.

Operating Loss and Operating Margin

Operating loss for the quarter was US$28.6 million, representing a 118.5% increase year-over-year. Non-GAAP loss operating loss for the quarter was US$14.9 million, representing a 295.7% increase year-over-year.

Operating margin for the quarter was negative 4.8%, compared to negative 2.8% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was negative 2.5%, compared to negative 0.8% in the same period of the prior fiscal year.

Loss from Fair Value Change of Long-Term Investments

Loss from fair value change of long term investments for the quarter was US$35.1 million.

Net (Loss) / Income and EPS

Net loss attributable to New Oriental for the quarter was US$25.8 million, compared to an income of US$4.3 million. Basic and diluted loss per ADS attributable to New Oriental were US$0.16 and US$0.16, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses and loss from fair value change of long-term investments, for the quarter was US$23.0 million, representing a 69.2% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.14 and US$0.14, respectively.

Cash Flow

Net operating cash flow for the second fiscal quarter of 2019 was approximately US$125.3 million. Capital expenditures for the quarter were US$43.1 million, which were primarily attributable to the opening of 48 facilities and renovations at existing learning centers.

Balance Sheet

As of November 30, 2018, New Oriental had cash and cash equivalents of US$842.9 million, compared to US$983.3 million as of May 31, 2018. In addition, the Company had US$94.6 million in term deposits, US$1,700.7 million in short-term investments.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2019 was US$1,250.3 million, an increase of 9.9% from US$1,137.3 million at the end of the second quarter of fiscal year 2018. The lower than usual increase is due to the change of tuition fees collection schedule for K-12 after-school tutoring courses.

Financial Results for the Six Months Ended November 30, 2018

For the first six months of fiscal year 2019, New Oriental reported net revenues of US$1,456.9 million, representing a 29.1% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2019 increased by 18.9% to approximately 4,056,100.

Income from operations for the first six months of fiscal year 2019 was US$132.8 million, representing a 10.3% decrease year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2019 was US$160.4 million, representing a 0.04% decrease year-over-year.

Operating margin for the first six months of fiscal year 2019 was 9.1%, compared to 13.1% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2019, was 11.0%, compared to 14.2% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2019 was US$97.4 million, representing a 40.1% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2019 amounted to US$0.61 and US$0.61, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2019 was US$207.1 million, representing an 18.3% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2019 amounted to US$1.31 and US$1.30, respectively.

Outlook for Third Quarter of Fiscal Year 2019

New Oriental expects total net revenues in the third quarter of fiscal year 2019 (December 1, 2018 to February 28, 2019) to be in the range of US$769.9 million to US$793.2 million, representing year-over-year growth in the range of 25% to 28%.

The projected growth rate of revenue in Renminbi is expected to be in the range of 32% to 36% for the third quarter of fiscal year 2019.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 22, 2019, U.S. Eastern Time (9 PM on January 22, 2019, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “3990216”.

A replay of the conference call may be accessed by phone at the following number until January 31, 2019:

International:	+61-2-8199-0299
Passcode:	3990216

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2019, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net (loss) / income excluding share-based compensation expenses and loss from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and loss from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and loss from fair value of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and loss from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Joyce Wu

FTI Consulting

Tel: +852-3768-4548

Email: NewOriental@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30	As of May 31
	2018	2018
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	842,860	983,319
Restricted cash	43	47
Term deposits	94,569	107,741
Short-term investments	1,700,650	1,623,763
Accounts receivable, net	5,351	3,179
Inventory, net	35,141	40,175
Prepaid expenses and other current assets, net	207,768	182,095
Amounts due from related parties, current	20,261	1,595

Total current assets	2,906,643	2,941,914

Restricted cash, non-current	3,683	3,399
Property and equipment, net	488,941	449,592
Land use rights, net	12,941	3,785
Amounts due from related parties, non-current	2,006	2,226
Long-term deposits	44,431	40,099
Long-term prepaid rents	535	191
Intangible assets, net	12,921	8,544
Goodwill, net	66,365	31,729
Long-term investments, net	391,334	433,333
Deferred tax assets, non-current, net	47,175	43,323
Other non-current assets	25,668	19,577

Total assets	4,002,643	3,977,712

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$39,279 and US$35,450 as of May 31, 2018 and November 30, 2018, respectively)	36,126	39,889
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$335,955 and US$414,654 as of May 31, 2018 and November 30, 2018, respectively)	456,406	373,537
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$54,844 and US$69,305 as of May 31, 2018 and November 30, 2018, respectively)	66,610	67,233
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$30 and US$393 as of May 31, 2018 and November 30, 2018, respectively)	393	30
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,244,748 and US$1,244,039 as of May 31, 2018 and November 30, 2018, respectively)	1,250,262	1,270,195

Total current liabilities	1,809,797	1,750,884

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$13,782 and US$7,745 as of May 31, 2018 and November 30, 2018, respectively)	18,170	12,133

Total liabilities	1,827,967	1,763,017

Mezzanine equity
Redeemable non-controlling interests	206,624	206,624
Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	1,951,653	1,991,589
Non-controlling interests	16,399	16,482

Total equity	1,968,052	2,008,071

Total liabilities, mezzanine equity and equity	4,002,643	3,977,712

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	597,072	467,183

Operating cost and expenses (note 1)
Cost of revenues	300,105	227,258
Selling and marketing	91,597	72,091
General and administrative	235,647	180,904

Total operating cost and expenses	627,349	480,253
Gain on disposal of a subsidiary	1,724	—

Operating loss	(28,553)	(13,070)

Loss from fair value change of long-term investments	(35,135)	—
Other income, net	35,783	23,578
Provision for income taxes	(11)	(2,973)

Income from equity method investments	1,575	224
		—

Net (loss) income	(26,341)	7,759

Add: Net loss (income) attributable to non-controlling interests	515	(3,480)

Net (loss) income attributable to New Oriental Education & Technology Group Inc.’s shareholders	(25,826)	4,279

Net (loss) income per common share
- Basic	(0.16)	0.03
- Diluted	(0.16)	0.03
Net (loss) income per ADS (note 2)
- Basic	(0.16)	0.03
- Diluted	(0.16)	0.03

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	235,647	180,904
Less: Share-based compensation expenses in general and administrative expenses	13,687	9,313

Non-GAAP general and administrative expenses	221,960	171,591

Total operating cost and expenses	627,349	480,253
Less: Share-based compensation expenses	13,687	9,313

Non-GAAP operating cost and expenses	613,662	470,940

Operating loss	(28,553)	(13,070)
Add: Share-based compensation expenses	13,687	9,313

Non-GAAP operating loss	(14,866)	(3,757)

Operating margin	-4.8%	-2.8%
Non-GAAP operating margin	-2.5%	-0.8%
Net (loss) income attributable to New Oriental	(25,826)	4,279
Add: Share-based compensation expenses	13,687	9,313
Add: Loss from fair value change of long-term investments	35,135	—

Non-GAAP net income attributable to New Oriental	22,996	13,592

Net (loss) income per ADS attributable to New Oriental- Basic (note 2)	(0.16)	0.03
Net (loss) income per ADS attributable to New Oriental- Diluted (note 2)	(0.16)	0.03
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.14	0.09
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.14	0.09
Weighted average shares used in calculating basic net income per ADS (note 2)	158,690,714	158,119,910
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,030,698	158,322,404
Non-GAAP income per share - basic	0.14	0.09
Non-GAAP income per share - diluted	0.14	0.09

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended November 30
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	13,687	9,313

Total	13,687	9,313

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:	1,456,918	1,128,348

Operating cost and expenses (note 1):
Cost of revenues	667,504	497,452
Selling and marketing	190,898	145,994
General and administrative	469,309	336,895

Total operating cost and expenses	1,327,711	980,341

Gain on disposal of a subsidiary	3,575	—

Operating income	132,782	148,007

Loss from fair value change of long-term investments	(82,119)	—
Other income, net	69,292	48,511
Provision for income taxes	(25,695)	(29,851)
Income from equity method investments	522	249

Net income	94,782	166,916

Add: Net loss (income) attributable to non-controlling interests	2,624	(4,244)

Net income attributable to New Oriental Education & Technology Group Inc.	97,406	162,672

Net income per share attributable to New Oriental-Basic	0.61	1.03
Net income per share attributable to New Oriental-Diluted	0.61	1.03
Net income per ADS attributable to New Oriental-Basic (note 2)	0.61	1.03
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.61	1.03

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2018	2017
	USD	USD
General and administrative expenses	469,309	336,895
Share-based compensation expense in general and administrative expenses	27,607	12,439

Non-GAAP general and administrative expenses	441,702	324,456

Total operating cost and expenses	1,327,711	980,341
Share-based compensation expenses	27,607	12,439

Non-GAAP operating cost and expenses	1,300,104	967,902

Operating income	132,782	148,007
Share-based compensation expenses	27,607	12,439

Non-GAAP operating income	160,389	160,446

Operating margin	9.1%	13.1%
Non-GAAP operating margin	11.0%	14.2%
Net income attributable to New Oriental	97,406	162,672
Share-based compensation expenses	27,607	12,439

Add: Loss from fair value change of long-term investments	82,119	—

Non-GAAP net income to New Oriental	207,132	175,111

Net income per ADS attributable to New Oriental- Basic (note 2)	0.61	1.03
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.61	1.03
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.31	1.11
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.30	1.11
Weighted average shares used in calculating basic net income per ADS (note 2)	158,631,953	158,051,290
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,111,883	158,277,981
Non-GAAP income per share - basic	1.31	1.11
Non-GAAP income per share - diluted	1.30	1.11

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Six Months Ended November 30
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expense	27,607	12,439

Total	27,607	12,439

Note 2: Each ADS represents one common share.